                                                                    Exhibit 99.2

                              ZS CROSSOVER II L.P.
                           1133 Avenue of the Americas
                                   27th Floor
                               New York, NY 10036
                      (212) 398-6200; (212) 398-1808 (fax)

                                                August 16, 2007

Board of Directors
Capital Southwest Corporation
12900 Preston Road, Suite 700
Dallas, Texas  75230

      We appreciate the time management took to speak with us earlier this week.
Based on our  discussions  with  Capital  Southwest  Corporation  ("CSWC" or the
"Company") management and our in-depth review of publicly available information, it is our  belief  that  the  Company's  stock  price  continues  to trade at an excessive discount to the market value of its assets, which we estimate to range between  $175 and $200 per share.  This market  value is 58% to 81% greater than yesterday's  closing  price of CSWC of $110.66  per share.  We believe  that the
Company is trading at a significant  discount to its intrinsic value because of, among  other  things,  certain  policies  and  practices  that the  Company  has historically  adopted  and has  indicated  it will  continue  to  apply  for the foreseeable future.

      We also have  serious  issues with  certain  judgments  of CSWC's Board of
Directors (the "Board").  Unlike most Business  Development  Companies ("BDCs"),
CSWC has generally  chosen to retain its realized  gains rather than  distribute the  proceeds to its  shareholders.  CSWC has also  chosen not to  exercise  its registration rights on its four most significant holdings in public companies so such shares can be freely traded as market conditions  warrant.  Based on CSWC's
Quarterly  Report on Form 10-Q for the  period  ended  June 30,  2007 (the "Form
10-Q"),  these two policies  resulted in a reduction of the Company's stated net asset value  ("NAV") by nearly $100 per share.  In other  words,  as of June 30,
2007, CSWC's NAV would have been $233.95 per share as opposed to the $135.61 per share that was reported.

      It is  clear to us that the  Board  and  senior  management  have  adopted policies  or  utilized  accounting  presentation  practices  which  result  in a significant  understatement of CSWC's NAV, and that these policies and practices should be changed immediately.

      The rationale for this belief is as follows:

      o CSWC owns significant equity positions in four publicly traded companies
(Alamo Group Inc., Encore Wire Corporation, Palm Harbor Homes, Inc., and Heelys,
Inc.).  Although CSWC has held these stakes for many years, it has chosen not to
exercise  its  registration   rights  with  respect  to  these  securities  and,
therefore,  it values these stakes at  significant  discounts  (generally 30% or more)  to their  end-of-quarter  market  prices.  Further,  as a  result  of its affiliate's  status,  the failure to register the shares does not permit CSWC to sell a significant portion of its position when market conditions warrant.

      o CSWC has historically  adopted a policy of electing to "retain all gains realized  with one  exception  during  the past 39 years"  (quote  from the Form
10-Q),  and its stated  intention  is to continue  to do so in the future.  This policy is the most  damaging  with  regard to value  obfuscation  because it the justification for the accrual of the deferred tax liability which totaled $219.6 million, or $56.47 per share, as of June 30, 2007.

      CSWC is structured as a BDC and, therefore, all income and tax liabilities are the responsibility of the shareholders, and not of the Company. Nonetheless,
CSWC,  by  choosing  to retain all gains,  has  obligated  the Company to pay on behalf of its  shareholders  a 35% tax to the IRS. If gains were  distributed to the  shareholders  rather  than  retained,  CSWC  would  owe  no  tax,  and  the shareholders  would owe long-term  capital gains taxes at either a 15% rate (for individuals)  or 0% (for tax-exempt  entities).  In either case, the 35% rate is well in excess of what  actually  is owed.  This  practice  is  unwarranted  and totally inconsistent with good business practice.

      The Company has indicated that this policy  permits it the  flexibility to make new investments  without having to raise new equity in the capital markets;
however,  the Form 10-Q showed that CSWC had approximately $94.6 million of cash and  unrestricted  marketable  securities plus $41.4 million of available credit lines or a total of $136.0 million of liquidity. The Company could also increase its credit lines very significantly if it so decided.

      During the past five years, CSWC has made new venture capital  investments at the rate of approximately $8.5 million per year.  Therefore,  the maintenance of a policy that requires the booking of a $219.4 million deferred tax liability when the Company has enough  liquidity  to make 16 years of  investments  at its recent pace is unwarranted and totally inconsistent with good business practice.
By just changing CSWC's distribution policy, this liability would no longer have to be accrued and CSWC's NAV would  increase by $56.47 per share from $135.21 to
$191.68  per share (as of June 30,  2007).  This  figure  does not  include  the discount attributable to CSWC's failure to register its shares in its four major public company holdings.

      We also  believe  that  CSWC has  created  value  historically  by being a successful  growth  capital  investor  in  private  companies.  Your  policy  of retaining  virtually  all of your  securities  holdings even after the companies have  matured  (i.e.,  earnings  have  leveled  off and/or the  company has gone public) has significantly impaired shareholders' returns.

      For example,  in the case of Alamo,  its compound  annual return since its
1993 IPO has been  approximately  5.4% versus the S&P 500's  compound  return of
10.2% over the same period.  Similarly,  since Palm  Harbor's  IPO in 1995,  its stock price has  increased by  approximately  6.9% per year versus the S&P 500's compound  annual  return of 9.7% over the same  period.  Heely's  went public in
December 2006 at a price of $21.00, and it closed yesterday at $8.76. Given that
CSWC  does not have a track  record of  creating  value in its  publicly  traded securities, the Company should have sold such securities as soon as was possible and/or  distributed  them to its shareholders who could then have made their own investment decisions.

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      In  summary,  it is clear  that the Board and  senior  management  are not working to narrow the gap  between  CSWC's  intrinsic  value and its stock price
but,  instead,   have  adopted  policies  and  practices  which  result  in  the significant  and  continued  understatement  of CSWC's  intrinsic  value.  These practices are clearly not in the best interest of CSWC's stockholders.

      We would expect the Board and the Company's new CEO to immediately  change these policies and practices, including:

      - the method of valuing its portfolio securities;

      - the policy of retaining realized gains; and

      - the holding on to investments after they are public and have matured.

      Given our discussions with management and our review of publicly available information,  however, we have little faith that the Board and the Company's new
CEO are prepared to make the necessary changes.  Absent such changes, we believe that a  complete  liquidation  of the  Company  is the best way to  realize  the
Company's full value for stockholders.

      Accordingly,  we believe that management should make the necessary changes we  recommend  or that  the  Board  should  adopt  a  formal  plan  of  complete liquidation  for  CSWC  under  which  all of its  assets  would  be sold and the proceeds  distributed to stockholders.  We would be happy to meet with the Board and management to discuss our views on maximizing  shareholder  value for CSWC's stockholders;  however,  we can no longer tolerate  inaction.  We therefore must reserve all rights to take any and all actions we deem  appropriate if the Board and  new  CEO  are  unwilling  to do  what  is  necessary  and  proper  for  its stockholders. We look forward to a positive response and hope further actions on our part will be unnecessary.

                                             Sincerely,

                                             /s/ Ned L. Sherwood
                                             -----------------------------------
                                             Ned L. Sherwood

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